SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934


                          (Amendment No. 1)



                           CAPITAL BANCORP
                   _________________________________
                           (Name of Issuer)



                     Common Stock, $1.00 Par Value
                   _________________________________
                    (Title of Class of Securities)



                              139734 10 7
                   _________________________________
                             (CUSIP Number)





The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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                      CUSIP No. 139734 10 7



(1)   Names of Reporting Persons:  Fana Holtz

      S.S. or I.R.S. Identification Nos. of Above Persons:

(2)   Check the Appropriate Box if a Member of a Group:
      (See Instructions)  (a)    [X]    (b)    [   ]

(3)   SEC Use Only:

(4)   Citizenship or Place of Organization:   U.S.A.

      Number of      (5)   Sole Voting Power:            2,749,619
     Shares Bene-
      ficially       (6)   Shared Voting Power:                  0
      Owned by
     Each Report-    (7)   Sole Dispositive Power:       1,555,565
     ing Person
       With          (8)   Shared Dispositive Power:             0

(9)   Aggregate Amount Beneficially Owned by Each
      Reporting Person:                                  2,790,869

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares:    [   ]

(11)  Percent of Class Represented by Amount in Row (9):     36.8%

(12)  Type of Reporting Person:   IN


















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                       CUSIP No. 139734 10 7



(1)  Names of Reporting Persons:  Daniel Holtz

     S.S. or I.R.S. Identification Nos. of Above Persons

(2)  Check the Appropriate Box if a Member of a Group:
     (See Instructions)  (a)    [X]    (b)    [   ]

(3)  SEC Use Only:

(4)  Citizenship or Place of Organization:  U.S.A.

     Number of    (5)  Sole Voting Power:                  475,000
    Shares Bene-
     ficially     (6)  Shared Voting Power:                      0
     Owned by
   Each Report-   (7)  Sole Dispositive Power:             497,500
    ing Person
      With        (8)  Shared Dispositive Power:                 0

(9)  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                     497,500

(10) Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares:   [  ]

(11) Percent of Class Represented by Amount in Row (9)       6.4%

(12) Type of Reporting Person:  IN
















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                      CUSIP No. 139734 10 7



(1)   Names of Reporting Persons:  Javier Holtz

      S.S. or I.R.S. Identification Nos. of Above Persons

(2)   Check the Appropriate Box if a Member of a Group:
      (See Instructions)  (a)    [X]    (b)    [   ]

(3)   SEC Use Only:

(4)   Citizenship or Place of Organization:   U.S.A.

      Number of     (5)   Sole Voting Power:                254,091
     Shares Bene-
      ficially      (6)   Shared Voting Power:               15,187
      Owned by
     Each Report-   (7)   Sole Dispositive Power:           253,670
      ing Person
        With        (8)   Shared Dispositive Power:          37,687

(9)   Aggregate Amount Beneficially Owned by Each
      Reporting Person:                                     291,778

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares [  ]:

(11)  Percent of Class Represented by Amount in Row (9)        3.8%

(12)  Type of Reporting Person:   IN












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Item 1(a).   Name of Issuer:

             CAPITAL BANCORP

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1221 Brickell Avenue, 12th Floor
             Miami, Florida 33131

Item 2(a).   Name of Persons Filing:

             Fana Holtz
             Daniel Holtz
             Javier Holtz

Item 2(b).   Address of Principal Business Office:

             For each of the following persons:

             1221 Brickell Avenue, 12th Floor
             Miami, Florida 33131

Item 2(c).   Citizenship:

             For each of the following persons:

             U.S.A.

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 Par Value

Item 2(e).   CUSIP Number:

             139734 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

             Not applicable.








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Item 4.   Ownership.

          For Fana Holtz:

     (a)  Amount Beneficially Owned: 2,790,869 shares

     (b)  Percent of Class: 36.8%

     (c)  Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:  2,749,619
       (ii)   shared power to vote or to direct the vote:        0
      (iii)   sole power to dispose or to direct
              the disposition of:                        1,555,565
       (iv)   shared power to dispose or to direct
              the disposition of:                                0

For Daniel Holtz:

     (a)  Amount Beneficially Owned: 497,500 shares

     (b)  Percent of Class: 6.4%

     (c)  Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:    475,000
       (ii)   shared power to vote or to direct the vote:        0
      (iii)   sole power to dispose or to direct
              the disposition of:                          497,500
       (iv)   shared power to dispose or to direct
              the disposition of:                                0

For Javier Holtz:

     (a)  Amount Beneficially Owned: 291,778 shares

     (b)  Percent of Class: 3.8%

     (c)  Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:    254,091
       (ii)   shared power to vote or to direct the vote:   15,187
      (iii)   sole power to dispose or to direct the
              disposition of:                              253,670
       (iv)   shared power to dispose or to direct the
              disposition of:                               37,687


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Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
              following [   ].

Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person.

              Not applicable.

Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the
              Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              Not applicable.

















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                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1997                  /s/   Fana Holtz
                                   -------------------------------
                                         Fana Holtz





February 12, 1997                  /s/   Daniel Holtz
                                   -------------------------------
                                         Daniel Holtz




February 12, 1997                  /s/   Javier Holtz
                                   -------------------------------
                                         Javier Holtz




















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